Exhibit 1.8
Khan Resources Allows Offer for Western Prospector to Expire
TORONTO, CANADA, September 3, 2008. Khan Resources Inc. (TSX:KRI) announced that it will allow its offer to acquire the outstanding common shares of Western Prospector Group Ltd. to expire today and will not acquire any shares of Western Prospector pursuant to the offer.
On May 11, 2008, Khan announced its offer to acquire all of the outstanding common shares of Western Prospector in order to consolidate its position in the Saddle Hills district of Mongolia and achieve significant synergies from the joint development of Khan’s Dornod uranium deposit and Western Prospector’s Gurvanbulag uranium deposit in that district.
Khan extended its offer on a number of occasions while monitoring developments relating to certain legal issues in respect of the cash offer announced by Tinpo Holdings Industrial Company Limited on July 15, 2008. Khan now believes that the Tinpo offer will proceed.
Martin Quick, CEO of Khan Resources, commented, “We have fully evaluated Western Prospector and determined that it is not a prudent use of management time and shareholder resources to continue to pursue our consolidation strategy”. Mr. Quick continued, “The $1.34 per Western Prospector share offered by Tinpo recognizes the value of uranium in the Saddle Hills region and demonstrates that Khan’s own shares and superior deposit at Dornod are seriously undervalued by the market. Given these two facts, our Board concluded that it is simply not in the best interests of the Khan shareholders to entertain a competing offer which would have the inevitable effect of giving Western Prospector shareholders more than half of the combined company when only contributing 32% of its resources.”
Khan will continue its development of the Dornod project as a standalone project. Mr. Quick commented, “The Government of Mongolia now enjoys a clear majority and has a mandate to make decisions about its mineral resources. We are excited to move our world class uranium project forward in this improved political climate and to take the next steps to bring the Dornod project into production.”
Forward-Looking Statements
This press release may contain forward-looking statements, which are subject to certain risks, uncertainties and assumptions. A number of factors could cause actual results to differ materially from the results discussed in such statements, and there is no assurance that actual results will be consistent with them. These factors are discussed in greater detail in Khan Resources’ most recent Annual Information Form and its offer and circular dated May 12, 2008 relating to the Offer, copies of which may be obtained on SEDAR at www.sedar.com. Such forward-looking statements are made as at the date of this news release, and Khan Resources assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.
Khan Resources (TSX: KRI) is a Canadian acquisition, exploration and uranium development company. Its current activities are focused on the Dornod area in north eastern Mongolia, the site of a former Russian open-pit uranium mine. Khan Resources holds interests in the Main Dornod Property, licensed for mining, and in the Additional Dornod Property, licensed for exploration. The Company’s website is www.khanresources.com.
Investor Relations Contacts:

Martin Quick	Jon Ruby
Khan Resources Inc.	The Buick Group
President & CEO	Office: 416.915.0915 x301
Office: 416.360.3405	Toll Free: 1.877.748.0914
mquick@khanresources.com	jruby@buickgroup.com